Eighth Avenue Place | Suite 2700, 525 - 8 Ave SW | Calgary, Alberta T2P 1G1

Hammerhead Energy Inc. Announces "Fair Market Value" in Connection With Redemption of its
Outstanding Public Warrants

CALGARY, ALBERTA - August 31, 2023 - Hammerhead Energy Inc. ("Hammerhead" or the "Company") (NASDAQ: HHRS, HHRSW; TSX: HHRS, HHRS.WT) today announced the "Fair Market Value" in connection with its previously announced redemption of its outstanding Public Warrants (as defined below). The Fair Market Value will be used to determine the number of Class A Common Shares (the "Common Shares"), that will be issued on a "cashless" exercise of a Public Warrant subject to the terms of the A&R Warrant Agreement (as defined below).

On August 16, 2023, the Company announced that it will redeem all of its outstanding public warrants to purchase Common Shares that were originally issued as part of the units sold in Decarbonization Plus Acquisition Corporation IV's ("DCRD") initial public offering (the "Public Warrants") and originally issued pursuant to the Warrant Agreement, dated August 10, 2021 (the "Warrant Agreement"), by and between DCRD and Continental Stock Transfer & Trust Company, as warrant agent, and assumed by the Company pursuant to an amended and restated warrant agreement, dated February 22, 2023 (the "A&R Warrant Agreement"), by and among the Company, Computershare Inc. and Computershare Trust Company, N.A., as warrant agent (the "Warrant Agent"), for a redemption price of US$0.10 per Public Warrant (the "Redemption Price"). In connection with the redemption, the Warrant Agent previously delivered a redemption notice (the "Redemption Notice") on the Company's behalf, and the Company committed to inform holders of Public Warrants of the calculation of the Fair Market Value (as defined in the A&R Warrant Agreement).

The Warrant Agent has delivered a notice to each of the registered holders of the outstanding Public Warrants on behalf of the Company informing holders:

  that the Redemption Fair Market Value is US$12.38; and
  as a result, holders who exercise their Public Warrants on a "cashless basis" will be entitled to receive 0.296 Common Shares per Public Warrant.

Public Warrants that remain unexercised following 5:00 p.m. New York City time on September 15, 2023 will be void and no longer exercisable, and the registered holders of such unexercised Public Warrants will only be entitled to receive the Redemption Price per Public Warrant.

For additional information, including information on how holders may exercise their Public Warrants, see the Redemption Notice. For copies of the Redemption Notice and the Fair Market Value Notice, please visit our investor relations website at ir.hhres.com.

The Common Shares underlying the Public Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form F-1 with, and declared effective by, the Securities and Exchange Commission (the "SEC") (Registration No. 333-270624).  The SEC maintains an internet website that contains a copy of the registration statement, including a prospectus, and a copy of the supplements to the prospectus.  The address of that site is www.sec.gov.  Alternatively, you can obtain a copy of the prospectus, and the supplements to the prospectus, from the Company by contacting the Company at Suite 2700, 525 8th Avenue SW, Calgary, Alberta, T2P 1G1.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company's securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Eighth Avenue Place | Suite 2700, 525 - 8 Ave SW | Calgary, Alberta T2P 1G1

About Hammerhead Energy

Hammerhead is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. Hammerhead Resources Inc., the predecessor entity to Hammerhead Resources ULC, a wholly owned subsidiary of Hammerhead, was formed in 2009.

Forward-Looking Statements

This press release includes certain statements that may constitute "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the Company's ability to complete the redemption on anticipated terms and timelines or at all. These forward-looking statements speak only as of the date of this press release and are based on information available as of the date of this press release and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company's views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, the Company's actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include the risks and uncertainties indicated from time to time in the Company's filings with the Alberta Securities Commission and the SEC, including those under "Risk Factors" therein.

Contacts

For further information, please contact:

Scott Sobie

President and CEO

Hammerhead Energy Inc.

403-930-0560

Mike Kohut

Senior Vice President and CFO

Hammerhead Energy Inc.

403-930-0560

Kurt Molnar

Vice President Capital Markets & Corporate Planning

Hammerhead Energy Inc.

403-930-0560